UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

SpongeBath LLC

Legal status of Issuer:

    Form:

    LLC

    Jurisdiction of Incorporation/Organization:

    New York

    Date of Organization:

    August 6, 2013

Physical Address of Issuer:

3811 Ditmars Blvd., Suite #167, Astoria, NY 11105

Website of Issuer:

www.spongebath.com

Current Number of Employees:

0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$133,745.14	$111,990
Cash & Cash Equivalents	$26,882.63	$34,940
Accounts Receivable	$2,085.94	$2,086
Short-term Debt	$0	$0
Long-term Debt	$174,860.64	$137,510
Revenues/Sales	$144,993.22	$353,500
Cost of Goods Sold	$35,399.50	$74,372
Taxes Paid	$1,849.79	$10,113
Net Income	($28,734.52)	($63,802)

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

APRIL 27, 2023

FORM C-AR

SPONGEBATH LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by SpongeBath LLC, a New York limited liability company ("**SpongeBath,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.spongebath.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2023 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees.

We are dependent on our board of managers, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of managers, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations.

We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Uncertain economic or social conditions may adversely impact demand for our products or cause our customers and other business partners to suffer financial hardship, which could adversely impact our business.

Our business could be negatively impacted by reduced demand for our products related to one or more significant local or regional economic or social disruptions. These disruptions may in the future include: a slow-down, recession or inflationary pressures in the general economy; reduced market growth rates; a significant shift in government policies; significant social unrest; or the deterioration of economic relations between regions. Additionally, these and other economic conditions may cause our suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services we need, in which case our business and results of operations could be adversely affected. Customers may also suffer financial hardships due to economic conditions such that their accounts become uncollectible or are subject to longer collection cycles.

Changing political conditions could adversely impact our business and financial results.

Changes in the political conditions in markets in which we manufacture, sell or distribute our products may be difficult to predict and may adversely affect our business and financial results. Results of elections, referendums, sanctions or other political processes in certain markets in which our products are manufactured, sold or distributed could create uncertainty regarding how existing governmental policies, laws and regulations may change, including with respect to sanctions, taxes, tariffs, import and export controls and the general movement of goods, services, capital and people between countries and other matters. The potential implications of such uncertainty, which include, among others, exchange rate fluctuations, new or increased tariffs, trade barriers and market contraction, could adversely affect the Company's results of operations and cash flows.

Our businesses face cost fluctuations and pressures that could affect our business results.

Our costs are subject to fluctuations, particularly due to changes in the prices of commodities and raw and packaging materials and the costs of labor, transportation (including trucks and containers), energy, pension and healthcare. Inflation pressures could also result in increases in these input costs. Therefore, our business results depend, in part, on our continued ability to manage these fluctuations through pricing actions, cost saving projects and sourcing decisions, while maintaining and improving margins and market share. Failure to manage these fluctuations could adversely impact our results of operations or cash flows.

The ability to achieve our business objectives depends on how well we can compete with our local competitors in new and existing markets and channels.

The consumer products industry is highly competitive. Across all of our categories, we compete against a wide variety of local competitors. As a result, we experience ongoing competitive pressures in the environments in which we operate, which may result in challenges in maintaining sales and profit margins. To address these challenges, we must be able to successfully respond to competitive factors and emerging retail trends, including pricing, promotional incentives, product delivery windows and trade terms. In addition, evolving sales channels and business models may affect customer and consumer preferences as well as market dynamics, which, for example, may be seen in the growing consumer preference for shopping online, ease of competitive entry into certain categories and growth in hard discounter channels. Failure to successfully respond to competitive factors and emerging retail trends and effectively compete in growing sales channels and business models, particularly e-commerce and mobile or social commerce applications, could negatively impact our results of operations or cash flows.

A significant change in customer relationships or in customer demand for our products could have a significant impact on our business.

We sell most of our products via retail customers. Our success depends on our ability to successfully manage relationships with our retail trade customers, which includes our ability to offer trade terms that are mutually acceptable and are aligned with our pricing and profitability targets. Continued concentration among our retail customers could create significant cost and margin pressure on our business, and our business performance could suffer if we cannot reach agreement with a key customer on trade terms and principles. Our business could also be negatively impacted if a key customer were to significantly reduce the inventory level of or shelf space allocated to our products as a result of increased offerings of other branded manufacturers, private label brands and generic non-branded products or for other reasons, significantly tighten product delivery windows or experience a significant business disruption.

If the reputation of the Company or one or more of our brands erodes significantly, it could have a material impact on our financial results.

The quality and safety of our products are critical to our business. The success of our brands can suffer if our marketing plans or product initiatives do not have the desired impact on a brand's image or its ability to attract consumers. Our results of operations or cash flows could also be negatively impacted if the Company suffers substantial harm to its reputation due to a significant product recall, product-related litigation, defects or impurities in our products, product misuse, negative perceptions of packaging, lack of recyclability or other environmental impacts, privacy lapses or data breaches, allegations of product tampering or the distribution and sale of counterfeit products. If we are unable to effectively manage real or perceived issues, including concerns about safety, quality, efficacy, environmental or social impacts or similar matters, sentiments toward the Company or our products could be negatively impacted, and our results of operations or cash flows could suffer.

Our ability to meet our growth targets depends on successful product, marketing and operations innovation and successful responses to competitive innovation, evolving digital marketing and changing consumer habits.

Achieving our business results depends, in part, on successfully developing, introducing and marketing new products and on making significant improvements to our equipment and manufacturing processes. The success of such innovation depends on our ability to correctly anticipate customer and consumer acceptance and trends, to obtain, maintain and enforce necessary intellectual property protections and to avoid infringing upon the intellectual property rights of others and to continue to deliver efficient and effective marketing. We must also successfully respond to technological advances made by, and intellectual property rights granted to, competitors, customers and vendors. Failure to continually innovate, improve and respond to competitive moves, platform evolution and changing consumer habits could compromise our competitive position and adversely impact our financial condition, results of operations or cash flows.

We must successfully manage compliance with current and expanding laws and regulations, as well as manage new and pending legal and regulatory matters in the U.S.

Our business is subject to a wide variety of laws and regulations, including those laws and regulations involving product liability, product composition or formulation, packaging content or corporate responsibility after consumer purchase, marketing, antitrust and competition, privacy, data protection, environmental, anti-bribery, anti-corruption, trade, or other matters. In addition, increasing governmental and societal attention to environmental, social and governance (ESG) matters, including expanding mandatory and voluntary reporting, diligence and disclosure on topics such as climate change, waste production, water usage, and risk oversight, could expand the nature, scope and complexity of matters that we are required to control, assess and report. These and other rapidly changing laws, regulations, policies and related interpretations as well as increased enforcement actions by various governmental and regulatory agencies, create challenges for the Company, including our compliance and ethics programs, may alter the environment in which we do business and may increase the ongoing costs of compliance, which could adversely impact our results of operations and cash flows. If we are unable to continue to meet these challenges and comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.

We experience significant fluctuations in our operating results and growth rate.

We are not always able to accurately forecast our growth rate. Our revenue growth may not be sustainable, and our percentage growth rates may decrease. Our revenue and operating profit growth depends on the continued growth of demand for the products offered by us, and our business is affected by general economic and business conditions worldwide. A softening of demand, whether caused by changes in customer preferences or a weakening of the U.S. economy, may result in decreased revenue or growth.

Our sales and operating results will also fluctuate for many other reasons, including due to factors described elsewhere in this section and the following:

- our ability to retain and increase sales to existing customers, attract new customers, and satisfy our customers' demands;
- our ability to offer products on favorable terms, manage inventory, and fulfill orders;
- factors affecting our reputation or brand image;
- increases in the prices of fuel and gasoline, energy products, commodities like paper and packing supplies and hardware products, and technology infrastructure products;
- the extent to which new and existing technologies, or industry trends, restrict online advertising; and
- disruptions from natural or human-caused disasters or extreme weather (including as a result of climate change), geopolitical events and security issues (including terrorist attacks and armed hostilities), labor or trade disputes, and similar events.

The development and commercialization of the Company's products and services are highly competitive.

It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The sponge cleaner market is an emerging industry in which new competitors may enter. The Company's competitors may have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company sells its products directly to consumers from its website and it may depend on third-party distributors for a substantial portion of its revenue.

If these distributors were to cancel their distribution or reduce their purchase commitments, the Company's revenue could decline significantly. As a result, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by decisions of its distributors. In the future, any distributor may alter their purchasing patterns at any time with limited notice, or may decide not to continue to distribute our products at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributors it will be susceptible to risks associated with distributors concentration.

The Company currently has limited revenue and may not be successful in its efforts to grow and monetize its

Product.

It has limited operating capital and for the foreseeable future may be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its units. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's business model is capital intensive.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan if the Company is not able to effectively monetize its products according to its projections. In order to achieve the Company's near long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, it may not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may not be successful in obtaining issued patents.

The Company's success depends significantly on their ability to obtain, maintain and protect their proprietary rights to the technologies used in their products and services to protect them from their potential competitors. Moreover, any patents issued to them may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.

It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive cleaning and storage space. Our advertising and marketing materials are subject to regulatory scrutiny that may limit commercialization of our products. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company may depend on the performance of distributors and other resellers.

The Company sells its products in most of its major markets directly to consumers through its online store and sells or may sell directly to small and mid-sized businesses, education, enterprise, and government customers and possible future retail or pop-up retail stores. The Company also distributes or may distribute its products through wholesalers, online retailers, national and regional retailers, and value-added resellers, many of whom distribute products from competing manufacturers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Some resellers have perceived the expansion of the Company's direct sales as conflicting with their business interests as distributors and resellers of the Company's products. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company has invested and will continue to invest in programs to enhance reseller sales, including staffing selected resellers stores with Company employees and contractors, and improving product placement displays. These programs could require a substantial investment while providing no assurance of return or incremental revenue. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company relies on other companies to provide manufacturing and components for their products.

The Company depends on these manufacturers, suppliers and subcontractors to meet their contractual obligations to their customers and conduct their operations. Their ability to meet their obligations to their customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of their products may be adversely impacted if companies to whom they delegate manufacture of their products, or from whom they acquire such items, do not provide these components which meet required specifications and perform to their and their customers' expectations. The Company previously ceased distribution of its products after changes with its manufacturers caused the Company's products to become profitable. If the Company's manufacturers or suppliers alter their pricing structure, the Company may be forced to raise its prices to a point not tolerated by consumers or cease operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

SpongeBath is a patented and patent-pending product that solves the "dirty sponge" problem. SpongeBath aims to be a staple on every kitchen countertop with its mission to make homes and businesses cleaner and safer.

The Company conducts business in New York and sells products and services through the internet throughout the United States.

Business Plan

Customers initially purchase the SpongeBath Starter Kit that includes the sponge holder and one bottle of Concentrated Cleaning Solution (a 2-month supply). Thereafter, they purchase additional bottles of Concentrated Cleaning Solution.

Our "Razor and Blade" financial model generates revenue with excellent margins from both the initial purchase of the SpongeBath Starter Kit (the "**razor**") and ongoing revenue from recurring sales of Concentrated Cleaning Solution (the "**blade**").

The Dirty Kitchen Sponge Problem

Sponges are the dirtiest item in the home – as much as 200,000 times dirtier than a toilet seat. They harbor bacteria and provide an environment for germs to grow rapidly. The notorious smelly sponge is loaded with dangerous bacteria. Sponges spread germs and cross-contaminate surfaces, contributing to food-borne illnesses.

The SpongeBath Solution

SpongeBath is an effective and convenient solution to the "dirty smelly sponge" problem. Using our proprietary Concentrated Cleaning Solution, SpongeBath freshens, cleans, and sanitizes your kitchen sponge while it's being stored – out of sight and in style. SpongeBath is an elegantly designed product and a welcome addition to any home or business kitchen.

Proof of Concept & Sell-Through

The Company had a very successful launch of its "first generation" SpongeBath in over 1,025 Bed Bath & Beyond stores across the US, Canada, and Puerto Rico. After two years of research and development, the new and improved SpongeBath is now available for sale from the Company's website, Amazon Prime, and other online retailers, such as Wayfair.

Extensible Product Lines

Beyond SpongeBath's cleaning sponge holder, there will be an extensible product line. Our proprietary cleaning formula is versatile and can be used in a multitude of applications. Additional products and related lines are in development to build out the SpongeBath brand.

Patented Cleaning Method

SpongeBath patented the method of cleaning sponges. The key to SpongeBath's effectiveness is our "paddle action" technology that draws the Cleaning Solution deep into the micro-crevices of the sponge. The user simply places the sponge between the paddles, squeezes and submerges the sponge in the Cleaning Solution. Releasing the paddles while submerged draws the Cleaning Solution deep into the interior micro-crevices of the sponge.

Sponges then soak in our powerful, proprietary cleaning solution while they are being stored (like combs in Barbicide), so sponges are continuously cleaned while not being used. With SpongeBath, you will have a fresh, clean sponge when you reach for it.

Other methods of cleaning sponges don't solve the problem. They can be ineffective, impractical, and inconvenient. They offer "periodic" cleaning for a temporary fix. In addition, other sponge holders are dirty and can re-contaminate new or clean sponges.

Our Cleaning Solution

SpongeBath's proprietary cleaning formula is made from pure, food-grade ingredients without harsh chemicals, parabens, or fragrances. It is odor-free and safe for people and the environment when used as directed. It is independently tested to kill ≥99.9% of dangerous bacteria like E.coli and Staph.

SpongeBath kills ≥99.9% of odor-causing bacteria, eliminates odors, cleans & freshens sponges, removes grease and mold stains and dissolves soap scum.

SpongeBath is currently available in a high gloss white, with additional colors in the pipeline. The Company also sells its premium cellulose scrubber sponges and a sink mounting bracket to enable SpongeBath to be attached securely inside a sink.

The Company's Products and/or Services

Product / Service	Description	Current Market
Sponge Holder & Cleaner	Multi-purpose sponge holder that sanitizes, cleans and stores kitchen sponges using a proprietary cleaning solution.	United States
Sink Mounting Bracket	Sold separately to attach sponge holder in sink	United States
Sponges	Cellulose scrubber sponges	United States

Subscription

For additional convenience, customers can subscribe for automatic delivery of the Cleaning Solution with free shipping under the continuity purchase program.

Competition

Competitive Advantage

SpongeBath is a first-ever product with no direct competitor. Other methods to clean kitchen sponges offer only periodic cleaning, and all other current sponge holders can recontaminate clean sponges.

SpongeBath patented a method to clean sponges. It is specifically designed to clean kitchen sponges and keep them clean. Our utility and design patents provide a strong barrier to competition.

Customer Base

Our initial target market will focus on residential and communal kitchen customers who make neat, tidy, and clean kitchens a priority, are concerned about the safety of their family and community, are interested in food preparation / household cleaning, and are environmentally conscious, avoiding harsh/toxic chemicals and minimizing waste.

For Any Home or Business/Communal Kitchen

With its elegant design and compact footprint, SpongeBath can be used in all kitchens. SpongeBath helps keeps the kitchen sink area neat and organized. It can be placed on a countertop or mounted securely inside a sink with our sink-mounting bracket and works with standard size and scrubber sponges.

Supply Chain

SpongeBath is manufactured and assembled in the USA with durable, high-quality materials and solid engineering. With high-grade, premium stainless steel components, high gloss lacquer resin, premium rubber grips, and non-slid feet, it resists rust and discoloration and is designed to stand up to long-term use.

Intellectual Property

Trademarks

Application or Registration #	Title	Description	File Date	Grant Date	Country
4633302	SPONGEBATH	Apparatus for disinfecting sponges for household and industrial use	May 16, 2013	November 4, 2014	US

Patents
The Company has the following issued patents:

Application or Registration #	Title	File Date	Grant Date	Country/ Organization
7,892,485 B1	Cleaning of Sponges	October 17, 2007	February 22, 2011	US
10,154,770 B2	Sponge Cleaning and Disinfecting Device	September 15, 2015	December 18, 2018	US
USD783913S	Sponge Cleaning & Disinfecting Device	August 26, 2014	April 11, 2017	US
USD795516S1	Sponge Cleaning & Disinfecting Device	February 16, 2017	August 22, 2017	US
002642090-0001	Sponge Cleaning Device	February 26, 2015	July 2, 2015	Europe
002642090-0002	Sponge Cleaning Device	February 26, 2015	July 2, 2015	Europe

90026420900001	Sponge Cleaning Device	February 26, 2015	July 2, 2015	United Kingdom
90026420900002	Sponge Cleaning Device	February 26, 2015	July 2, 2015	United Kingdom
2998851	Sponge Cleaning and Disinfecting Device	September 15, 2015	December 9, 2021	Canada
ZL 2 01590000962.5	Sponge Cleaning and Disinfecting Device	March 15, 2017	February 5, 2019	China

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Matthew Flannery	Founder & CEO	Founder & CEO, SpongeBath (Aug 2013 – Present); responsibilities include: product, strategy, investor relations and executive leadership.	BFA, Syracuse University (1994)
Susette Franklin	COO	COO, SpongeBath (July 2016 – Present); responsibilities include: operations, finance and customer relations.	BBA, Pace University (1976)

Biographical Information

Matthew Flannery (Founder & CEO) – Matthew invented, patented and developed SpongeBath along with his co-founder Tod Maitland. Prior to SpongeBath LLC, Matthew was the founder & CEO of Visseon Inc., a film equipment rental company and a top-tier, IATSE Cameraman & Photographer for over 18 years. He has over 55 film and television credits including Emmy nominated shows *Sex & The City* (entire HBO series and both films) and Showtime's *The Big C, Rounders, Boiler Room, 16 Blocks*. He was Director of Photography and Producer of the documentary *Finish Line: The Rise and Demise of Off-Track Betting*.

Susette Franklin (COO) – Susette was one of the original five team members of Bloomberg L.P. and its first employee. She was instrumental in growing a start-up business to a multi-billion dollar global company. An accomplished leader known for building and structuring departments for optimal performance, Susette has unprecedented success in negotiating purchasing agreements, saving millions of dollars year over year. She worked at Thomson Reuters managing various projects alongside executives and key stakeholders.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized membership units consist of Class A Units, 66,802 of which are issued and outstanding ("**Class A Units**"), Class B Units, 8,135 of which are issued and outstanding ("**Class B Units**"), and Class C Units, 35,170 of which are issued and outstanding ("**Class C Units**").

Outstanding Membership Units

As of the date of this Form C-AR, the Company's outstanding membership units consist of:

Type	Class A Units
Amount Outstanding	66,802
Voting Rights	None
Other Rights	The Class A Members, pursuant to Section 7 of the Amended and Restated Limited Liability Company Agreement dated July 21, 2016, have certain tag along rights, drag along rights, right of first refusal, and certain transfer restrictions.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	60.67%

Type	Class B Units
Amount Outstanding	8,135
Voting Rights	None
Other Rights	The Class B Members, pursuant to Section 7 of the Amended and Restated Limited Liability Company Agreement dated July 21, 2016, have certain drag along rights and certain transfer restrictions.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.39%

Type	Class C Units
Amount Outstanding	35,170
Voting Rights	None
Other Rights	The Class C Members, pursuant to Section 7 of the Amended and Restated Limited Liability Company Agreement dated July 21, 2016, have certain drag along rights and certain transfer restrictions.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more units which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	31.94%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has zero additional securities outstanding.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Promissory Note
Creditor	Michael Young
Amount Outstanding	$5,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	None
Other Material Terms	None
Maturity Date	July 25, 2023
Date Entered Into	July 25, 2019

Type	Promissory Note
Creditor	John Penotti
Amount Outstanding	$5,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	None
Other Material Terms	None
Maturity Date	September 21, 2023
Date Entered Into	September 21, 2018

Type	Promissory Note
Creditor	Susette Franklin
Amount Outstanding	$10,900
Interest Rate and Amortization Schedule	10%
Description of Collateral	None
Other Material Terms	None
Maturity Date	December 31, 2024
Date Entered Into	June 1, 2021

Type	Promissory Note
Creditor	Michael Young
Amount Outstanding	$5,000
Interest Rate and Amortization Schedule	10%
Description of Collateral	None
Other Material Terms	None
Maturity Date	September 21, 2023
Date Entered Into	September 21, 2018

Type	Promissory Note
Creditor	Eleanor Flannery
Amount Outstanding	$7,500
Interest Rate and Amortization Schedule	10%
Description of Collateral	None
Other Material Terms	None
Maturity Date	December 31, 2024
Date Entered Into	June 3, 2022

Type	Promissory Note
Creditor	Beyond Enterprises LLC
Amount Outstanding	$12,073
Interest Rate and Amortization Schedule	12%; $444.89 per month
Description of Collateral	Personal guarantee by Matthew Flannery
Other Material Terms	None
Maturity Date	October 1, 2023
Date Entered Into	September 27, 2017

Type	Promissory Note
Creditor	Healthy Home LLC
Amount Outstanding	$25,000
Interest Rate and Amortization Schedule	None
Description of Collateral	None
Other Material Terms	None
Maturity Date	December 19, 2024
Date Entered Into	December 19, 2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Matthew Flannery	39,558 Class A Units	35.93%
Tod Maitland	27,244 Class A Units	24.74%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$144,993.22	$0	$0

Liquidity and Capital Resources

The Company is currently conducting an ongoing offering pursuant to Regulation CF and is set to close on May 1, 2023.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class C Units	$170,699	8,233 Class C Units	Manufacturing, Inventory, Marketing, Intellectual Property, and Operations	July 23, 2020 – November 13, 2020	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- Eleanor Flannery provided a loan to the Company for $7,500 with an interest rate of 10% per annum. Ms. Flannery is a member and parent of a related person.
- Susette Franklin provided a loan to the Company for $10,900 with an interest rate of 10% per annum. Ms. Franklin is the COO and Manager of the Company.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Matthew Flannery
_____
(Signature)

Matthew Flannery
_____
(Name)

CEO
_____
(Title)

I, Matthew Flannery, the Chief Executive Officer of SpongeBath LLC, certify that the financial statements of SpongeBath LLC included in this Form C-AR are true and complete in all material respects.

/s/ Matthew Flannery
_____
(Signature)

Matthew Flannery
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Flannery
_____
(Signature)

Matthew Flannery
_____
(Name)

Manager
_____
(Title)

April 28, 2023
_____
(Date)

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

SpongeBath LLC
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
Bank Checking 3034		0.00
CASH Operating		0.00
T&M Operating		0.00
TD Bank Chk 1812 (Payroll Acct)		0.00
TD Bank Chk 3709 (Web Sales)		751.07
TD Bank Chk 7367 AP Operating		26,126.55
TD Bank MM 3684		5.01
Total Bank Accounts	$	26,882.63
Accounts Receivable		
Accounts Receivable		2,085.94
Bed Bath Factored A/R		0.00
A/R IBS		0.00
Advertising Fees BBB		0.00
Trans Fees & Returns		0.00
Total Bed Bath Factored A/R	$	0.00
TJX Receivables		0.00
Total Accounts Receivable	$	2,085.94
Other Current Assets		
12000 Undeposited Funds		0.00
12100 Inventory Asset		0.00
1420 Prepaid Expense		538.36
Amazon Account Receivable		10,036.55
Inventory		42,653.83
Total Other Current Assets	$	53,228.74
Total Current Assets	$	82,197.31
Fixed Assets		
1500 Production Molds & Tooling		0.00
1501 Production/Prototype Molds		494,513.17
1503 Dies & Plates		37,978.20
Total 1500 Production Molds & Tooling	$	532,491.37
1520 Computers		7,810.62
1530 Equipment		16,771.69
1540 Furniture & Fixtures		0.00
1560 Software		476.71
1570 Leasehold Improvements		0.00
1600 1600 Depreciation		0.00
1601 Accumulated Depreciation		-550,531.68
Total 1600 1600 Depreciation	-$	550,531.68
Total Fixed Assets	$	7,018.71
Other Assets		

1410 Prepaid Rent		0.00
1580 Patent		93,637.82
1602 Accumulated Amortization		-49,108.70
Total Other Assets	$	**44,529.12**
TOTAL ASSETS	$	**133,745.14**
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable		
2000 Accounts Payable		22,502.70
2001 Contingent Liability		0.00
2010 Visa Payable		0.00
Total Accounts Payable	$	**22,502.70**
Credit Cards		
2020 TD Visa Payable		0.00
Total Credit Cards	$	**0.00**
Other Current Liabilities		
1300 Due to/from Related Party		0.00
1301 Due to/from Susette Franklin		0.00
1302 Due to/from Matt Flannery		6,695.59
Total 1300 Due to/from Related Party	$	**6,695.59**
1420 Member's loan payable		58,900.00
1425 Other loan payable		12,073.74
1430 Shopify Loan payable		0.00
1440 Shopify Loan Payable 2		12,463.51
2120 Accrued Interest		15,633.00
2140 Accrued Consultant Payable		39,250.00
2151 Federal Income Tax Payable		0.00
2152 FICA Payable		0.00
2153 FED payable		0.00
2154 CA SIT payable		0.00
2155 NY SIT payable		0.00
2156 CA SDI payable		0.00
2158 Other Payroll Deductions		0.00
2400 Short-term Loan Payable		0.00
Accrued Accounting Fees		4,598.00
Amazon Loan		2,744.10
Sales Tax Agency Payable		0.00
Total Other Liabilities	$	**152,357.94**
Total Liabilities	$	**174,860.64**
Total Liabilities	$	**174,860.64**
Equity		
3010 Partnership Equity		0.00
3011 Partnership Equity Class A		0.00
3012 M. Flannery PE		0.00
Flannery PE - Investment		186,331.96
Total 3012 M. Flannery PE	$	**186,331.96**
3013 T. Maitland PE		0.00
Maitland PE -Draw		-1,830.50

Maitland PE -Investment		147,923.52
Total 3013 T. Maitland PE	$	**146,093.02**
Total 3011 Partnership Equity Class A	$	**332,424.98**
3020 Partnership Equity Class B		0.00
3001 Galzerano PE		10,000.00
Galzerano PE - Investment		3,371.27
Total 3001 Galzerano PE	$	**13,371.27**
3002 Gross PE		10,000.00
Gross PE - Investment		2,383.23
Total 3002 Gross PE	$	**12,383.23**
3003 Mager PE		10,000.00
Meger PE - Investment		1,685.63
Total 3003 Mager PE	$	**11,685.63**
3005 Yosowitz PE		25,000.00
Yosowitz PE - Investment		10,113.80
Total 3005 Yosowitz PE	$	**35,113.80**
3021 Cap Equity/ Pizzimbono PE		0.00
CAP Equity/Pizzimbone PE-Invest		105,056.90
Total 3021 Cap Equity/ Pizzimbono PE	$	**105,056.90**
3023 Logan PE		0.00
Logan PE-Investment		42,266.46
Total 3023 Logan PE	$	**42,266.46**
Dr K Peterson		0.00
Dr K Peterson - Investment		1,191.61
Total Dr K Peterson	$	**1,191.61**
Total 3020 Partnership Equity Class B	$	**221,068.90**
3030 Partnership Equity Class C		0.00
3031 Del Zoppo PE		0.00
Del Zoppo PE - Investment		257,228.26
Total 3031 Del Zoppo PE	$	**257,228.26**
3032 Fingeroot PE		0.00
Fingeroot PE - Draw		-243,200.00
Fingeroot PE - Investment		243,200.00
Total 3032 Fingeroot PE	$	**0.00**
3033 Bench PE		0.00
Bench PE - Investment		119,971.27
Total 3033 Bench PE	$	**119,971.27**
3034 Laraia		0.00
Laraia - Investment		316,110.21
Total 3034 Laraia	$	**316,110.21**
3035 Capana PE		0.00
Capana PE - Investment		119,971.27
Total 3035 Capana PE	$	**119,971.27**
3036 Flannery.E PE		0.00
Flannery, E PE - Investment		65,457.00
Total 3036 Flannery.E PE	$	**65,457.00**
3037 Ritter PE		0.00
Ritter PE - Draw		-119,040.00

	Ritter PE - Investment	119,040.01
Total 3037 Ritter PE	$	**0.01**
Coren PE		0.00
	Coren PE - Investment	86,382.94
Total Coren PE	$	**86,382.94**
Franklin PE		0.00
	Franklin - Investment	184,399.31
Total Franklin PE	$	**184,399.31**
Haney PE		43,725.00
	Haney PE - Investment	12,372.53
Total Haney PE	$	**56,097.53**
Harrington Business Development Inc - Investment		6,321.12
Healthy Home PE		0.00
	Healthy Home LLC - Investment	164,336.02
Total Healthy Home PE	$	**164,336.02**
Keller PE		0.00
	Keller PE - Investment	27,427.90
Total Keller PE	$	**27,427.90**
Margules PE		0.00
	Margules PE - Investment	85,076.00
Total Margules PE	$	**85,076.00**
Miranne PE		0.00
	Miranne PE - Investment	14,926.25
Total Miranne PE	$	**14,926.25**
Penottie PE		0.00
	Penottle PE - Investment	31,066.27
Total Penottie PE	$	**31,066.27**
Shanahan PE		0.00
	Shanahan PE - Investment	205,782.62
Total Shanahan PE	$	**205,782.62**
Wilkins, PE		0.00
	Wilkins PE - Investment	16,456.74
Total Wilkins, PE	$	**16,456.74**
Young PE		50,000.00
	Young PE - Investment	284,135.39
Total Young PE	$	**334,135.39**
Zittman PE		50,000.00
	Zittman PE - Investment	163,053.60
Total Zittman PE	$	**213,053.60**
Total 3030 Partnership Equity Class C	$	**2,304,199.71**
Total 3010 Partnership Equity	$	**2,857,693.59**
3140 Retained Earnings		41,340.10
32000 Retained Earnings		-2,911,414.67
Net Income		-28,734.52
Total Equity	-$	**41,115.50**
TOTAL LIABILITIES AND EQUITY	$	**133,745.14**

SpongeBath LLC
Profit and Loss
January - December 2022

	Total
Income	
4000 Website Sales	0.00
Amazon Sales	0.00
FBA inventory credit	924.72
FBA product sale refunds	-2,997.50
FBA product sales	54,006.18
Promotional rebate refunds	7.76
Promotional rebates	-297.80
Shipping Credit Refunds	-9.92
Shipping credits	358.29
Total Amazon Sales	$ 51,991.73
Paypal Income	20,275.43
Returns - Sales	-44.00
Total Paypal Income	$ 20,231.43
Shopify Sales	38,298.14
Shopify Sales (Amazon Pay)	0.00
Refunds	-59.00
Settled Sales	4,103.54
Total Shopify Sales (Amazon Pay)	$ 4,044.54
Subscription	17,560.70
Wayfair Sales	465.48
Total 4000 Website Sales	$ 132,592.02
Other Sales	12,401.20
Total Income	$ 144,993.22
Cost of Goods Sold	
5000 Cost of Goods Sold	18,356.03
5070 Packaging Expense	528.40
5080 Freight In	1,471.12
6090 Storage	11,843.95
Assembling Services	3,200.00
Total Cost of Goods Sold	$ 35,399.50
Gross Profit	$ 109,593.72
Expenses	
5090 Freight Out	17,198.21
6000 Advertising & Marketing	51,277.41
6070 Travel	0.00
6072 Travel Car	139.93
Total 6070 Travel	$ 139.93
6330 Insurance Expense	5,479.62
6490 Office Supplies	124.69
6860 Utilities	224.76
7020 Bank Fees	0.00
Bank Fees	243.11

Total 7020 Bank Fees	**$**	**243.11**
7060 Dues & Subscriptions		2,690.03
7140 Postage & Shipping		1,760.00
7160 Rent		16,924.44
7210 Taxes & Licenses		1,849.79
7220 E-Commerce Expense		4,647.13
Amazon Fees		0.00
Adjustments		291.74
Cost of Advertising		37.11
FBA inventory and inbound services fees		1,056.18
FBA selling fees		7,717.39
FBA transaction fee refunds		-2.17
FBA transaction fees		10,795.05
Refund administration fees		90.00
Selling fee refunds		-449.84
Service fees		479.88
Total Amazon Fees	**$**	**20,015.34**
Amazon Pay Expenses		0.00
Authorization fees		20.10
Processing fees		119.01
Refunded processing fees		-1.71
Total Amazon Pay Expenses	**$**	**137.40**
Legal & Professional fees		7,835.00
Paypal Fees		897.42
Repair& Maintenance		371.63
Shopify Fees		1,299.42
Software &apps		200.00
Stripe Fees		740.78
Total Expenses	**$**	**134,056.11**
Net Operating Income	**-$**	**24,462.39**
Other Expenses		
8030 Interest Expense		4,272.13
Total Other Expenses	**$**	**4,272.13**
Net Other Income	**-$**	**4,272.13**
Net Income	**-$**	**28,734.52**